SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                            BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MPF
FLAGSHIP FUND 11; MP VALUE FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC;
  MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF FLAGSHIP FUND 10, LLC; MPF
DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; AND
                        MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
Christine Simpson                             Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.              MacKenzie Patterson Fuller, Inc.
1640 School Street                            1640 School Street
Moraga, California  94556                     Moraga, California  94556
(925) 631-9100 ext.224                        (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                     Transaction                        Amount of
                     Valuation*                         Filing Fee
                     ----------                         ----------

                    $2,250,000.00                         $264.83

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.25 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $264.83
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: October 17, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of October 17, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF-NY 2005, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Flagship Fund 11; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 3, LLC; and MPF Income Fund 23, LLC (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in Bellavista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between October 17, 2005 (the "Offer Date") and November 28, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are amending the second bullet point on page 8 of the Offer to complete the parenthetical as follows: "(according to the Form 8-K filed October 5, 2005)". Further, the Purchasers will allocate the shares tendered amongst themselves as follows: 4%, 2%, 10%, 5.8%, 3.6%, 11.1%, 4.4%, 4.4%, 6.7%, 6.7%,
4.4%, 11.1%, 11.1%, 11.1%, and 2.5%, respectively, subject to the allocation policies set forth on Schedule I.

Furthermore, one sentence in the Offer documents referred to the Corporation selling its remaining properties. The Purchasers have no knowledge of any plans by the Corporation to sell its properties; this sentence was mistakenly included in the Offer. As indicated elsewhere in the Offer, the Corporation has announced a plan to try to grow the Corporation's assets and business, not sell its assets. Lastly, the Purchasers wish to clarify that shareholders checking the "All or None" box will not be given any preference or priority over those who do not in terms of proration. Checking the box simply has the effect of withdrawing your tender if the offer is oversubscribed.

Item 12. Exhibits.
         --------

(a)(1) Offer to Purchase dated October 17, 2005*
(a)(2) Letter of Transmittal*
(a)(3) Form of Letter to Shareholders dated October 17, 2005*
(b)-(h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on October 17, 2005.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF-NY 2005, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Flagship Fund 11; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 3, LLC; and MPF Income Fund 23, LLC


By: /s/ Chip Patterson
    -----------------------------
    Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By: /s/ Chip Patterson
    Chip Patterson, Senior Vice President